UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech initiates Phase 2 clinical study in Rheumatoid Arthritis

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

September 24, 2002

By

      Name: William L. Hunter

      Title: CEO & Chairman

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
September 24, 2002

ANGIOTECH INITIATES PHASE 2 CLINICAL STUDY IN RHEUMATOID ARTHRITIS

Vancouver, British Columbia – Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it has initiated a Phase 2 clinical study for the use of PAXCEED™ (Micellar Paclitaxel for Injection) in the treatment of patients with rheumatoid arthritis (RA).

The open-label, multi-center Phase 2 study plans to enroll 50 RA patients between the ages of 21 to 70 years who have failed treatment with at least one disease-modifying anti-rheumatic drug (DMARD). The purpose of this study is to determine efficacy with respect to RA signs and symptoms, and radiographic progression.

“This is an important study for us to determine what role PAXCEED™ may play in the treatment of patients with rheumatoid arthritis and will help further elucidate the development path of this agent in other autoimmune diseases,” said William L. Hunter, MD, MSc, Angiotech’s Chairman & CEO.

Patients will receive a 75 mg/m2 monthly dose of PAXCEED™ for a total of 12 doses followed by a 12-week follow-up period. The primary objective of the study is to assess efficacy of treatment as measured by the proportion of patients who show a clinical response of 20% improvement in the American College of Rheumatology (ACR) criteria. For a patient to meet this criteria, the patient must have at least 20% improvement in tender and swollen joint counts and must improve by at least 20% in three of five of the remaining core set measures which include: physician’s and patient’s global assessment of disease activity, patient’s assessment of pain and physical function, and an acute-phase reactant value.

Rheumatoid arthritis is a debilitating, chronic inflammatory disease affecting one to two percent of the world’s population. People with advanced RA have a mortality rate greater than some forms of cancer, resulting in treatment regiments shifting towards aggressive early disease-modifying therapy, including the use of anticancer drugs, to reduce irreversible joint damage. The estimated 2001 world DMARD market is US$900 million.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments

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Company Contacts: Rui Avelar (Investors), Cindy Yu (Media)

Phone: (604) 221-7676 Web: www.angiotech.com  Email: info@angio.com